Room 4561

	March 10, 2006

Mr. James R. Spencer
President and Chief Executive Officer
Aradyme, Inc.
1255 North Research Way, Suite Q3500
Orem, Utah 84097

Re:	Aradyme, Inc.
	Preliminary Proxy Statement on Schedule 14A filed February
28,
2006
	File No. 0-50038

Dear Mr. Spencer:

      This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below.
Where
indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Preliminary Proxy Statement on Schedule 14A

Proposal 2. Change of Domicile from Delaware to Utah

Certain Differences between Charter and Bylaws of the Company and Aradyme Utah

1. All material differences between your current certificate of incorporation and bylaws and the Utah articles of incorporation and bylaws should be disclosed in your proxy statement. Please indicate in your discussion whether you have disclosed all material differences and revise to discuss any material differences that you may have omitted.

Proposal 3. Amendment to Certificate of Incorporation to Increase
Capitalization

2. Please disclose the number of shares of common stock that are currently outstanding, the number of shares of common stock and common stock underlying warrants that may be issued pursuant to your agreement with Eagle Rock Capital and the number of shares that will be available for issuance as a result of your increase in authorized capital.

3. Please disclose whether you presently have any plans, proposals or arrangements, aside from the agreement with Eagle Rock Capital, to issue any of the to-be-newly available authorized shares of common stock for any purpose, including future acquisitions and financings.
If so, please disclose by including materially complete descriptions of the future acquisitions and financing transactions. If not, please state that you have no such other plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common stock.

4. Please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the increase in authorized shares.
Please
also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders.

Certain Relationships and Related Transactions

5. We note that pursuant to a stock purchase agreement dated
December
12, 2005 you are required to file a registration statement registering certain shares for resale by Eagle Rock Capital and its affiliates 10 days after the date of your proxy statement. We further note that such agreement contemplates additional tranches that have yet to be fully purchased by Eagle Rock Capital. As it appears the tranches contemplated in the stock purchase agreement constitute a single private placement, please provide us your analysis as to whether such private placement has been completed prior to the planned filing of your registration statement. Please see Rule 152 under the Securities Act for additional guidance.


*              *              *              *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Daniel Lee at (202) 551-3477, or Anne
Nguyen,
Special Counsel, at (202) 551-3611, with any questions. If you need further assistance, you may contact me at (202) 551-3730.

	Sincerely,


	Barbara C. Jacobs
	Assistant Director